UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Gazit Globe Ltd. (the “Registrant”) Immediate Report regarding calling of 2013 Annual General Meeting of Shareholders, dated July 31, 2013, being filed with the Tel Aviv Stock Exchange and Israeli Securities Authority in connection with the foregoing shareholders meeting, which is scheduled to be held on September 3, 2013 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.	Notice and Proxy Statement being provided to shareholders of the Registrant with respect to the Meeting, annexed as Exhibit 99.2 hereto.

3.	Immediate Report Regarding Material Private Offering in Israel to Mr. Arie Mientkavich, Deputy Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

	By:	/s/ Eran Ballan
Date: July 31, 2013
	Name:	Eran Ballan
	Title:	Senior Executive Vice President and General Counsel

Exhibit Index

Exhibit No.	Description

99.1	Immediate Report regarding Calling of Annual General Meeting of Shareholders

99.2	Gazit-Globe Ltd. Notice and Proxy Statement for 2013 Annual General Meeting of Shareholders

99.3	Immediate Report Regarding Material Private Offering in Israel to Mr. Arie Mientkavich, Deputy Chairman of the Board.